SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  December, 2003

NORSKE SKOG CANADA LIMITED

(Name of registrant)

16th Floor, 250 Howe Street
Vancouver,
British Columbia, Canada, V6C 3R8

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F

Form 40-F   X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes

No    X

(If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).)

82-_______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORSKE SKOG CANADA LIMITED

By:

/s/ Valerie Seager_________________________
Name:  Valerie Seager
Title:     Corporate Secretary

Date:  December 2, 2003

EXHIBIT INDEX

Exhibit

Description of Exhibit

Page

1

News release dated December 1, 2003

01 December 2003

NorskeCanada adds Paper Recycling Division to operation

Vancouver, BC – Canadian papermaker NorskeCanada now includes a Paper Recycling Division. Acquisition of the de-inking plant in Coquitlam, B.C. from privately owned Belkorp Group was completed today for a total purchase price of $58 million, plus working capital. Under a long-term arrangement, NorskeCanada will lease, from Belkorp, the land and buildings housing the operation.

As the largest customer for de-inked fibre in British Columbia, NorskeCanada expects to realize $16 million in annual savings by bringing the Paper Recycling Division in-house. Additional benefits are expected to accrue from better control over production scheduling as well as economies in transportation and material procurement costs. The potential to increase the plant to full production capacity at little incremental capital cost, provides added upside from the deal.

“This move is good for our bottom line, good for our customers, and good for the environment,” noted Russell J. Horner, president and CEO. “Adding a modern plant and a team of people with a culture of excellence to our business makes good, strategic sense. We worked together in the manufacturing supply chain for years and closer integration of this facility with our mills gives us flexibility to readily meet demand for paper products made from de-inked pulp as environmental interests grow.”

With the purchase, NorskeCanada now owns the largest paper recycling operation in Western Canada. The Coquitlam-based plant opened in 1991 and uses state-of-the-art technology to convert recovered publication papers into a recycled pulp. The plant buys old newspapers and magazines from points east to Winnipeg and throughout the Midwest U.S. with more than 60 per cent of this supply originating in British Columbia and Alberta.

The transaction was completed by paying $29 million in cash, plus a payment for working capital, and by issuing 8,693,988 common shares of Norske Skog Canada Limited at a price of $3.33 per share. With more than 214 million shares outstanding, Norske Skog Canada Limited is a widely held Canadian public company trading on the Toronto Stock Exchange under the symbol NS. The company is North America’s third largest uncoated groundwood printing papers producer.

Forward-Looking Statements

Except for the historical information contained herein, the matters set forth in this report are forward-looking, including statements with respect to anticipated savings, benefits, costs and production, and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.

For more information:

Investors: Ralph Leverton

Media: Lyn Brown

Vice-President, Finance and CFO

Director, Corporate Affairs

604-654-4040

604-654-4212